Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

November 3, 2017

Shares tendered

70.42%*

*As at 03.11.2017, 14:00 CET

Who has tendered?**
Selected examples:

Shareholder

●	Artisan Partners Limited Partnership
●	Australian Super
●	Bay Street Capital Partners
●	Dodge & Cox
●	GIC Pte Ltd
●	MFS Investment Management
●	Nordea
●	Norges Bank Investment Management
●	Northern Cross LLC (including Harbor International Fund)
●	Nuveen TIAA Investments
●	Schroder Investment Management Limited
●	SdK Schutzgemeinschaft der Kapitalanleger e.V.
●	T. Rowe Price Group
●	Union Investment

** Shareholders that have confirmed in writing that they have tendered or intend to tender their shares in the proposed exchange offer by Linde plc and consent to disclosure of the foregoing.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.